                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the Month Ended                                      Commission file number
December 31, 2000                                        0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.
              (formerly Sand Technology Systems International Inc.)


                          Jurisdiction of Incorporation
                                     CANADA


                     Address of principal executive offices:

                     4141 SHERBROOKE STREET WEST, SUITE 410
                        WESTMONT, QUEBEC, CANADA H3Z 1B8

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F     X                         Form 40-F ________
                   ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes   ________                         No      X
                                                    ---------

     If "yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        N/A.


                           Total number of pages is 7

     Sand Technology Inc. (the "Company") has amended its articles of incorporation in the manner set forth in the attached Certificate of Amendment to authorize the issuance of an unlimited number of Class B shares. The Company incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SAND TECHNOLOGY INC.


December 21, 2000                      /s/ Arthur G. Ritchie
                                       --------------------------------
                                       Arthur G. Ritchie
                                       Chairman of the Board, President
                                       and Chief Executive Officer

[CANADIAN FLAG]  INDUSTRY CANADA

CERTIFICATE
OF AMENDMENT

CANADA BUSINESS
CORPORATIONS ACT

--------------------------------------------------------------------------------
SAND TECHNOLOGY INC./


TECHNOLOGIE SAND INC.


________________________________________________________________________________
Name of corporation-Denomination de la societe

I hereby certify that the articles of the above-named corporation were amended:

a)   under section 13 of the CANADA BUSINESS CORPORATIONS ACT in           /   /
     accordance with the attached notice;

b)   under section 27 of the CANADA BUSINESS CORPORATIONS ACT as           / X /
     set out in the attached articles of amendment designating a series of shares;

c)   under section 179 of the CANADA BUSINESS CORPORATIONS ACT as          / X /
     set out in the attached articles of amendment;

d)   under section 191 of the CANADA BUSINESS CORPORATIONS ACT as          /   /
     set out in the attached articles of reorganization;

/s/  Marc Leblanc
Director

December 6, 2000
Date of Amendment

================================================================================

INDUSTRIE CANADA

CERTIFICAT
DE MODIFICATION

LOI CANADIENNE SUR
LES SOCIETES PAR ACTIONS

--------------------------------------------------------------------------------



141012-1


________________________________________________________________________________
Corporation number-Numero de la societe

Je certifie que les statuts de la societe susmentionnee ont ete modifies:

a)   en vertu de l'article 13 de la LOI CANADIENNE SUR LES SOCIETES PAR    /   /
     ACTIONS, conformement a l'avis ci-joint;

b)   en vertu de l'article 27 de la LOI CANADIENNE SUR LES SOCIETES PAR    / X /
     ACTIONS, tel qu'il est indique dans les clauses modificatrices ci-jointes designant une serie d'actions;

c)   en vertu de l'article 179 de la LOI CANADIENNE SUR LES SOCIETES PAR   / X /
     ACTIONS, tel qu'il est indique dans les clauses modificatrices ci-jointes;

d)   en vertu de l'article 191 de la LOI CANADIENNE SUR LES SOCIETES PAR   /   /
     ACTIONS, tel qu'il est indique dans les clauses de reorganisation ci-jointes;

/s/  Marc Leblanc
Directeur

le 6 decembre 2000
Date de modification

================================================================================

[CANADA LOGO]

------------------------------------------------------------------------------------------------------------------------------------
[LOGO]    Industry Canada          Industrie Canada                           FORM 4                             FORMULE 4
                                                                      ARTICLES OF AMENDMENT               CLAUSES MODIFICATRICES
          Canada Business          Loi canadienne sur                 (SECTIONS 27 OR 177)                 (ARTICLES 27 OU 177)
          Corporations Act         Les societes par actions
------------------------------------------------------------------------------------------------------------------------------------
1 -- Name of corporation --Denomination de la societe                           2 -- Corporation No. -- No de la societe

Sand Technology Inc. / Technologie Sand Inc.                                    1410121

------------------------------------------------------------------------------------------------------------------------------------
3 -- The articles of the above-named corporation are                  Les statuts de la societe mentionnee ci-dessus sont modifies
amended as follows:                                                   de la facon suivante:


1. The attached Schedule 1 forms an integral part of the present form to avail as if recited at length herein.



------------------------------------------------------------------------------------------------------------------------------------
Date                               Signature                          Title -- Titre

November 17, 2000                  /s/ Arthur G. Ritchie              Director
------------------------------------------------------------------------------------------------------------------------------------
                                                                      FOR DEPARTMENTAL USE ONLY -- A L'USAGE DU MINISTERE SEULEMENT
                                                                      Filed -- Deposee
                                                                                          DEC 13 2000


                                  SCHEDULE 1

                        TO THE ARTICLES OF AMENDMENT OF

                              SAND TECHNOLOGY INC.
                             TECHNOLOGIE SAND INC.

1. Article 3 of the Articles of Incorporation of the Corporation is amended as follows:

     3. The classes and any maximum number of shares that the corporation is authorized to issue

     1.1 The the creation of an unlimited number of Class B Shares, issuable in series, all without par value;

          so that the authorized share capital of the Corporation shall consist of an unlimited number of Class B Shares, issuable in series, all without par value and an unlimited number of Class A Common Shares, all without par value.

2. PROVISIONS ATTACHING TO THE CLASS B SHARES. The Class B Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

     2.1 DIRECTORS' AUTHORITY TO ISSUE IN ONE OR MORE SERIES. The Board of Directors of the Corporation may issue the Class B Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Board of Directors of the Corporation shall fix the limited or unlimited number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any) but in no event shall the voting rights attributable to a Class B Share exceed those attributable to a Class A Common Share, and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the Board of Directors of the Corporation shall send to the Director (as defined in the CANADA BUSINESS CORPORATIONS ACT) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the Board of Directors of the Corporation.

     2.2 RANKING OF CLASS B SHARES. No rights, privileges, restrictions or conditions attached to a series of Class B Shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of Class B Shares then outstanding. The Class B Shares shall be entitled to priority over the Class A common shares of the Corporation and over any other shares of the Corporation ranking junior to the Class B Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Class B Shares are not paid in full, the Class B Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Class B Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences, not inconsistent with sections 2.1 to 2.4 hereof, over the Class A common shares and over any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

     2.3 VOTING RIGHTS. Except as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class B Shares, the holders of the Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

     2.4 APPROVAL OF HOLDERS OF CLASS B SHARES. The rights, privileges, restrictions and conditions attaching to the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Shares given as hereinafter specified.

          The approval of the holders of Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or to any other matter requiring the consent of the holders of the Class B Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the CANADA BUSINESS CORPORATIONS ACT (as from time to time amended, varied or replaced) and prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at a meeting of holders of Class B Shares as a class, each holder entitled to vote thereat shall have one vote in respect of each Class B Share held by him.

3. PROVISIONS ATTACHING TO THE CLASS A COMMON SHARES. The Class A Common Shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

     3.1 DIVIDENDS. Subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class A Common Shares with respect to priority in the payment of dividends, the holders of Class A Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the Board of Directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Corporation may from time to time determine and all dividends which the Board of Directors of the Corporation may declare on the Class A Common Shares shall be declared and paid in equal amounts per share on all Class A Common Shares at the time outstanding.

     3.2 DISSOLUTION. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class A Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

     3.3 VOTING RIGHTS. The holders of the Class A Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Class A Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.